

Mail Stop 4720

July 14, 2017

Joseph W. Turner
President and Chief Executive Officer
Great Southern Bancorp, Inc.
1451 E. Battlefield
Springfield, MO, 65804

      Re: **Great Southern Bancorp, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2016
               Filed March 3, 2017
               File No. 000-18082

Dear Mr. Turner:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Gus Rodriguez

               Gus Rodriguez
               Accounting Branch Chief
               Office of Financial Services